UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter to the Comisión Nacional de Valores (Argentine National Securities Commission) dated February 28, 2013

NORTEL INVERSORA S.A.

Mr. Alejandro Vanoli

President

Comisión Nacional de Valores (CNV or the National Securities Commission)

Dear Sir:

Re: Director Resignation

Chapter XXI. Article3 item.3) of the Regulations (NT 2001)

We refer to the previous notification on February 13, 2013 by Nortel Inversora S.A. (“Nortel” or the “Company”) of the resignation of Mr. Ciro Di Cecio as a Director of the Company to become effective as of the conclusion of the Shareholders’ Meeting that will consider the documentation for Fiscal Year 2012, which was submitted by Mr. Di Cecio on February 12, 2013.

As Attorney-in-Fact for Nortel Inversora S.A. (“Nortel” or the “Company”), I hereby inform you that today the Board of Nortel—with the abstention of Mr. Ciro di Cecio—unanimously accepted the resignation of Mr. Ciro Di Cecio, to become effective as of the next shareholders’ meeting, taking into account that such resignation is not fraudulent or without notice and does not affect the normal functioning of the Board.

Without further ado, I take this opportunity to greet you sincerely.

María Blanco Salgado

Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: February 28, 2012	By:	/s/ Jorge Alberto Firpo
	Name:	Jorge Alberto Firpo
	Title:	General Manager